EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-140187) and related Prospectus of Targeted Genetics Corporation for the registration of 2,943,000 shares of its common stock and to the incorporation by reference therein of our report dated March 14, 2006, with respect to the consolidated financial statements of Targeted Genetics Corporation, Targeted Genetics Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Targeted Genetics Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Seattle, Washington
February 8, 2007